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LONDON EC2A 2AP
WWW.SHEARMAN.COM | T +44.20.7655.5000 | F +44.20.7655.5500
rprice@shearman.com November 1, 2007
+44 (0)20 7655 5097

US Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Attention: H. Roger Schwall
                   Assistant Director
AngloGold Ashanti Limited
Form 20-F for the year ended December 31, 2005
File No. 1014846
Ladies and Gentlemen:
This letter serves as an extension request on behalf of our client AngloGold Ashanti Limited
(the “Company”) to respond to comments on the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 contained in the comment letter of the Staff of the
Securities and Exchange Commission dated October 31, 2007.
The Company respectfully requests the Staff to extend the deadline to respond to the comment letter to the close of business on November 30, 2007. The Company will need to coordinate its responses to the comments with its auditors and two other accounting firms which have audited financial statements provided in accordance with Rule 3-09 under
Regulation S-X. In addition, we understand that the Company currently intends to convene both its executive committee and its audit committee to review and approve the Company’s response once it is prepared and before it is submitted to the Staff.

LNDOCS01/534749.1
If you have any questions please feel free to contact me at +44 20 7655 5097 or
rprice@shearman.com
, Mr. Venkatakrishnan at +27 11 637 6766, or Mr. Adrian Macartney
or Mr. Alan Millings of Ernst & Young at +27 11 722 3052 and +44 20 7951 0469,
respectively.
On behalf of the Company, we would like to thank you for your consideration of this request.
We look forward to your response.
Sincerely yours,
/s/ Richard J.B. Price

cc:
Mr. Srinivasan Venkatakrishnan
AngloGold Ashanti Limited
Mr. Adrian Macartney
Mr. Alan Millings
Ernst & Young